

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2011

Mr. Cary L. Cheldin
Chairman, President and Chief Executive Officer
UNICO American Corporation
23251 Mulholland Drive
Woodland Hills, California 91364

  Re: **UNICO American Corporation**
     Form 10-K for the Fiscal Year Ended December 31, 2009
     Schedule 14A filed April 22, 2010
     File No. 000-03978

Dear Mr. Cheldin:

  We have completed our review of your above-referenced filings and do not have any further comments at this time.

       Sincerely,

       Jeffrey Riedler
       Assistant Director